EXHIBIT 99.1

Cellectis’ Annual Shareholders General Meeting to be Held on June 28, 2024

NEW YORK, May 29, 2024 (GLOBE NEWSWIRE) -- Cellectis (the “Company”) (Euronext Growth: ALCLS- NASDAQ: CLLS), a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies, announced today that it will hold its annual general meeting on June 28, 2024 at 2:30 p.m. CET at the Biopark auditorium, 11 rue Watt, 4th floor, 75013 Paris, France.

The notice convening the annual general meeting stating the detailed agenda and modalities of participation in the meeting is available on the Cellectis website: https://www.cellectis.com/en/investors/general-meetings/

About Cellectis

Cellectis is a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies. Cellectis utilizes an allogeneic approach for CAR-T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients, and a platform to make therapeutic gene editing in hemopoietic stem cells for various diseases. As a clinical-stage biopharmaceutical company with over 24 years of experience and expertise in gene editing, Cellectis is developing life-changing product candidates utilizing TALEN®, its gene editing technology, and PulseAgile, its pioneering electroporation system to harness the power of the immune system in order to treat diseases with unmet medical needs. Cellectis’ headquarters are in Paris, France, with locations in New York, New York and Raleigh, North Carolina. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS).

For further information on Cellectis, please contact:

Media contact:
Pascalyne Wilson, Director, Communications, +33 (0)7 76 99 14 33, media@cellectis.com
Patricia Sosa Navarro, Chief of Staff to the CEO, +33 (0)7 76 77 46 93

Investor Relations contacts:
Arthur Stril, Interim Chief Financial Officer, +1 (347) 809 5980, investors@cellectis.com
Ashley R. Robinson, LifeSci Advisors, +1 617 430 7577

Attachment

  20240529_AGM 2024 announcement_ENGLISH (https://ml.globenewswire.com/Resource/Download/36a87faa-286f-449a-8ff3-76a8e849bf51)